

September 15, 2022

Timothy Lu, M.D., Ph.D
Chief Executive Officer
Senti Biosciences, Inc.
2 Corporate Drive, First Floor
South San Francisco, CA 94080

  Re: Senti Biosciences, Inc.
    Registration Statement on Form S-1
    Filed September 12, 2022
    File No. 333-267390

Dear Dr. Lu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jason Drory at 202-551-8342 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Swetha Gopalakrishnan, Esq.